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RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

VIA EDGAR	August 1, 2011

Re:                    China Fire & Security Group, Inc.

Revised Preliminary Schedule 14A

Filed on July 14, 2011

File No. 001-33588

Amended Schedule 13E-3

Filed on July 14, 2011 by China Fire & Security Group, Inc., et. al.

File No. 005-80997

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Duchovny:

On behalf of China Fire & Security Group, Inc., a Florida corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 26, 2011 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-80997 (“Schedule 13E-3 Amendment No. 1”), and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, File No. 001-33588 (the “Preliminary Proxy Statement Amendment No. 1”), both filed on July 14, 2011 by the Company and the filing persons named therein.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses to the Staff’s comments on Preliminary Proxy Statement Amendment No. 1 are references to page numbers in Amendment No. 2 to Preliminary Proxy Statement (the “Preliminary Proxy

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Statement Amendment No. 2”) filed concurrently with the submission of this letter.  In addition, marked copies of Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 2”) and Preliminary Proxy Statement Amendment No. 2 to show changes between Schedule 13E-3 Amendment No. 2 and Schedule 13E-3 Amendment No. 1 and between Preliminary Proxy Statement Amendment No. 2 and Preliminary Proxy Statement Amendment No. 1 are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Preliminary Proxy Statement Amendment No. 2.

We represent the special committee established by the board of directors of the Company (the “Special Committee”).  To the extent any response relates to information concerning any of Amber Parent Limited, Amber Mergerco, Inc., Barclays Capital Asia Limited, Bain Capital Asia Integral Investors, L.P., Bain Capital Investors, LLC, Bain Capital Partners Asia, L.P., Bain Capital Asia Fund, L.P., Bain Capital Fund X, L.P., Bain Capital Partners X, L.P., Li Brothers Holdings Inc., Jin Zhan Limited, Vyle Investment Inc., Small Special Technology Inc., China Honour Investment Limited, Mr. Weigang Li, Mr. Brian Lin and Mr. Weishe Zhang, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Schedule 13E-3 Amendment No. 2 and Preliminary Proxy Statement Amendment No. 2 in response to the Staff’s comments.

* * *

Revised Preliminary Proxy Statement

Background of the Merger, page 22

1.                                      We note your response to prior comment 12. Note that we will evaluate the supplemental response from Barclays Capital and may issue additional comments.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised to provide the requested disclosure and the preliminary valuation materials presentation has been filed as Exhibit (c)(2) to Schedule 13E-3 Amendment No. 2.  Please refer to page 25 of Preliminary Proxy Statement Amendment No. 2 and Exhibit (c)(2) to Schedule 13E-3 Amendment No. 2.

2.                                      We note the revisions made in response to prior comment 13. Please explain, with a view toward revised disclosure, how the factor in clause (ii) of the added language was not a risk in connection with the Bain Capital transaction.

The Company respectfully advises the Staff that in the Bain Capital transaction, the buyer of the Company is a special purpose vehicle of a financial acquirer whose sole purpose is to acquire the Company’s business.  The Management Shareholders and the Rollover Investors believe that the only type of possible material adverse effect Bain Capital suffers that may impact the transaction would be financial in nature.  Bain Capital has a good credit rating and has provided financing commitments for this transaction and the Management Shareholders retain the power to address any operational issues after the merger.  The Bain Capital transaction is different from the Party A transaction as Party A is a strategic acquirer.  A material adverse effect suffered by Party A that may impact the Party A transaction may be attributed directly to Party A’s own business operations, which would be an integral part of the surviving entity after merger.  Since Party A only offered stock of the surviving entity to the Management Shareholders, a material adverse effect suffered by Party A prior to the merger would significantly diminish the value of the merger.  In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised to explain the differences in the material adverse effect risks associated with each of these two transactions.  Please refer to page 28 of Preliminary Proxy Statement Amendment No. 2 for the relevant disclosure.

The Recommendation of the Special Committee, page 28

3.                                      Please disclose the substance of your response to prior comment 14.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised.  Please refer to pages 31 and 35 of Preliminary Proxy Statement Amendment No. 2 for the relevant disclosure.

Opinion of Barclays Capital, Financial Advisor to the Special Committee, page 35

4.                                      We reissue prior comment 18, which sought to address the apparent discrepancy between the purpose of Barclays Capital’s retention as described in the disclosure and as described in Barclays Capital’s opinion.

The Company respectfully advises the Staff that the language used in the Barclays Capital engagement letter was agreed prior to either the Company or Barclays Capital having knowledge of the structure and terms of the transaction.  Once these were known, Barclays Capital determined that the language that ultimately appeared in the opinion was the more correct way to phrase the fairness opinion given that the consideration to be received by all shareholders other than the Rollover Shareholders was identical, and was different than the consideration being received by the Rollover Shareholders.  Because in substance there is no meaningful difference between the formulation in the engagement letter and the formulation used in the fairness opinion (as explained in our prior response to prior comment 14), the special committee determined that the phrasing used in Barclays Capital’s fairness opinion was consistent with the requirements of the engagement letter and acceptable to the special committee.

5.                                      We reissue prior comment 20 in part. Please disclose the enterprise values for each comparable company in the Selected Publicly Traded Comparable companies and in each transaction in the Selected Comparable Transaction analysis.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 1 has been revised to add the requested disclosure.  Please refer to pages 40 and 43 of Preliminary Proxy Statement Amendment No. 2.

6.                                      We note your inclusion of FY11 information for the comparable companies in the Selected Publicly Traded Comparable Company analysis while the analysis presented to the special committee included data for FY12. With a view toward revised disclosure, please tell us why Barclays Capital determined to use or present in the proxy statement only a portion of the analysis results it obtained and presented to the special committee. We note, additionally, that the company’s projected results included FY12 information.

The Company respectfully advises the Staff that Barclays Capital only relied on FY11 information in the comparable company valuation analysis it presented to the special committee, as shown on page 6 of its presentation under “Valuation Summary” and page 10 under “Trading Comparables”.  For the sake of completeness, Barclays Capital also included FY12 information on page 3 under “Bain Capital’s Offer” and for the Selected Publicly Traded Comparable Company table in the Appendix, on page 18 of its presentation.  The FY12 EV/EBITDA and P/E multiples were not used in Barclays Capital’s valuation analysis, however, since Barclays Capital believes that it is most appropriate to use the FY11 information for the Selected Publicly Traded Comparable Company analysis as the valuation was performed in the first half of FY11.

7.                                      With respect to the Discounted Cash Flow analysis, please explain in an appropriate location in the proxy statement the significant decline in estimated unlevered free cash flows from FY11 to FY12 and the significant increase in FY13 to a level that is maintained through FY15.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised to provide the requested disclosure.  Please refer to page 42 of Preliminary Proxy Statement Amendment No. 2.

8.                                      Please disclose the substance of your response to prior comments 21 and 24.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised to provide the requested disclosure.  Please refer to pages 41 to 42 of Preliminary Proxy Statement Amendment No. 2.

9.                                      We note your response to prior comment 22. Please revise your disclosure to explain how the estimated unlevered free cash flows were derived from the company’s financial projections.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised to provide the requested disclosure.  Please refer to pages 41 to 42 of Preliminary Proxy Statement Amendment No. 2.

Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger, page 45

Position of the Management Shareholders and Rollover Investors Regarding the Fairness of the Merger, page 48

10.                               We note the revisions made in response to prior comment 29 and we reissue it in part. Please revise your disclosure to address instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised.  Please refer to pages 48 to 49 and 50 of Preliminary Proxy Statement Amendment No. 2 for the relevant disclosure.

Management’s Projected Financial Information, page 49

11.                               We reissue prior comment 31. To the extent the company is concerned about security holders placing undue reliance on the complete financial projections because of the assumptions and estimates underlying the projections, you should disclose those assumptions and estimates and you may caution security holders appropriately.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised.  Please refer to page 53 of Preliminary Proxy Statement Amendment No. 2.

12.                               We reissue prior comment 32, in which we requested you to provide the disclosure required by Rule 100(a)(1) and (2) of Regulation G, not merely an explanation of the term EBITDA.

In response to the Staff’s comment, Preliminary Proxy Statement Amendment No. 1 has been revised to add the requested disclosure.  Please refer to page 54 of Preliminary Proxy Statement Amendment No. 2.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at 1-212-848-8203.

Very truly yours,

By:	/s/ Ling Huang
Name: Ling Huang